UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40373

ENDEAVOR GROUP HOLDINGS, INC.*

(Exact name of registrant as specified in its charter)

9601 Wilshire Boulevard, 3rd Floor

Beverly Hills, California 90210

(310) 285-9000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.00001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 8*

On March 24, 2025, Silver Lake completed the previously announced acquisition of Endeavor Group Holdings, Inc., a Delaware corporation (the “Company”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 2, 2024, by and among the Company, Endeavor Manager, LLC, a Delaware limited liability company and subsidiary of the Company (“Manager”), Endeavor Operating Company, LLC, a Delaware limited liability company and a subsidiary of Manager and indirect subsidiary of the Company (“OpCo”), Endeavor Executive Holdco, LLC, a Delaware limited liability company, Endeavor Executive II Holdco, LLC, a Delaware limited liability company, Endeavor Executive PIU Holdco, LLC, a Delaware limited liability company, Wildcat EGH Holdco, L.P., a Delaware limited partnership (“Holdco Parent”), Wildcat OpCo Holdco, L.P., a Delaware limited partnership (“OpCo Parent”), Wildcat PubCo Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Holdco Parent (“Company Merger Sub”), Wildcat Manager Merger Sub, L.L.C., a Delaware limited liability company and a wholly-owned subsidiary of Company Merger Sub (“Manager Merger Sub”), and Wildcat OpCo Merger Sub, L.L.C., a Delaware limited liability company and wholly-owned subsidiary of OpCo Parent (“OpCo Merger Sub”).

Pursuant to the Merger Agreement (a) OpCo Merger Sub merged with and into OpCo, with OpCo surviving the merger, collectively owned, directly or indirectly, by the Company, OpCo Parent, Manager and certain holders of equity interests in the Company and OpCo (each, a “Rollover Holder”) (the “OpCo Merger”), (b) immediately following the OpCo Merger, Manager Merger Sub merged with and into Manager, with Manager surviving the merger, wholly-owned by the Company (the “Manager Merger”), and (c) immediately following the Manager Merger, Company Merger Sub merged with and into the Company, with the Company surviving the merger, collectively owned, directly or indirectly, by Holdco Parent and certain Rollover Holders.

Pursuant to the requirements of the Securities Exchange Act of 1934, Endeavor Group Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 3, 2025	ENDEAVOR GROUP HOLDINGS, INC.

	By:	/s/ Jason Lublin
	Name:	Jason Lublin
	Title:	Chief Financial Officer